BlastGard International, Inc.
2451 McMullen Booth Road, Suite 242
Clearwater, FL 33759-1362

March 5, 2010

Jenn Do, Staff Accountant
United States Securities and Exchange Commission
Washington, D.C.20549-4631

RE:	BlastGard International, Inc.
Form 8-K, Item 4.01
Filed February 11, 2010
File No.:  333-47294

Dear Ms. Do:

Please be advised that we have today filed an amendment to the Form 8-K of February 11, 2010 in response to the SEC letter of February 17, 2010.  All comments have been complied with.  Further, we hereby acknowledge that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BLASTGARD INTERNATIONAL, INC.

By:	/s/ Michael J. Gordon
Michael J. Gordon
Director and Chief Financial Officer